Exhibit 99.1

FIRST AMENDMENT TO REVOLVING CREDIT AGREEMENT

This FIRST AMENDMENT TO REVOLVING CREDIT AGREEMENT (this “Amendment”) is dated as of July 10, 2015 and entered into by and among SPHERE 3D CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), OVERLAND STORAGE, INC., a California corporation (“Overland”), and FBC HOLDINGS S.À R.L., a company incorporated under the laws of Luxembourg (the “Lender”), and is made with reference to that certain Revolving Credit Agreement dated as of December 31, 2014 (as amended, modified or otherwise supplemented prior to the date hereof, the “Credit Agreement”), by and among the Borrower, Overland, and the Lender. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

RECITALS

WHEREAS, the Lender’s Revolving Commitment under the Credit Agreement is currently $5,000,000.00; and

WHEREAS, the Borrower has requested and the Lender has agreed to increase the Revolving Commitments by an additional $5,000,000.00 and make certain other amendments to the Credit Agreement.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

Section 1. AMENDMENTS TO THE CREDIT AGREEMENT

1.1 Amendments to Article 1: Definitions

A. Section 1.1 of the Credit Agreement is hereby amended by adding thereto the following definitions, which shall be inserted in proper alphabetical order:

“First Amendment Effective Date”: July 10, 2015.

“Incremental Revolving Commitment”: The commitment of the Lender arising on the First Amendment Effective Date to make Revolving Loans to the Borrower pursuant to Section 2.1(a) in the aggregate amount of $5,000,000.

“Incremental Revolving Loans”: Revolving Loans made pursuant to the Incremental Revolving Commitment.”

B. Section 1.1 of the Credit Agreement is hereby further amended by deleting the definition

“Maturity Date” and “Revolving Commitment” therefrom in their entirety and substituting the following therefor: “Maturity Date”: May 31, 2016; provided that, in the event the “Revolving Line Maturity Date” under and as defined in the SVB Credit Agreement is extended past February 27, 2016, the Maturity Date shall be automatically extended to the date that is ninety-one (91) days after the Revolving Line Maturity Date; provided further that the Maturity Date shall in no event be later than November 30, 2016.

“Revolving Commitment”: The commitment of the Lender to make Revolving Loans to the Borrower pursuant to Section 2.1(a) in the aggregate amount of $10,000,000.”

1.2 Amendments to Section 2: The Loans, Interest and Tax

A. Revolving Commitment. Section 2.1(a) of the Credit Agreement is hereby amended by deleting the words “the amount set opposite the Lender’s name on the signature pages hereof, as such amount may be increased pursuant to Section 2.1(c)” and substituting “the Revolving Commitment” therefor.

B. Making the Revolving Loans. Section 2.1 of the Credit Agreement is hereby amended by deleting subsections (b), (c) and (f) in their entireties and substituting the following therefor:

“(b) Making the Revolving Loans. The Borrower may borrow under the Revolving Commitment in minimum amounts of $1,000,000 on any Business Day, by providing Standard Notice to the Lender, specifying (A) the amount of the proposed Borrowing and (B) the requested date of the Borrowing. Upon satisfaction of the applicable conditions set forth in Article V, the Lender will make available the proceeds of all such Loans to the Borrower by crediting the account of the Borrower on the books of the Lender. The Lender’s failure to receive Standard Notice of a particular Borrowing shall not relieve the Borrower of its obligations to repay the Borrowing and to pay interest thereon.

(c) Incremental Commitment Warrants. For each $1,000,000 of Incremental Revolving Loans borrowed by the Borrower, the Borrower shall issue the Lender a warrant to purchase 100,000 shares of the common stock of the Borrower at a price per share equal to 110% of the closing price of the common stock on the Business Day immediately prior to the date of such borrowing and otherwise in substantially the form attached hereto as Exhibit B.

(f) Commitment Fee. The Borrower agrees to pay the to the Lender a commitment fee on the monthly average daily unused portion of the available Revolving Commitment less the Incremental Revolving Commitment from the date hereof until the Maturity Date at the rate of 2.5 percent (2.5) per annum, to accrue and be payable in full on the Maturity Date.”

C. Consent to Borrowing. Section 5.2 of the Credit Agreement is hereby amended by adding a new subsection (e) as follows:

 “(e) Lender Consent. The Lender (acting in its sole discretion) has consented to the proposed Borrowing in writing.”

Section 2. REPRESENTATIONS AND WARRANTIES

In order to induce the Lender to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, each of the Borrower and Overland represents and warrants to the Lender that the following statements are true, correct and complete:

A. Corporate Power and Authority. Such Loan Party has all requisite corporate power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”).

B. Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Amended Agreement have been duly authorized by all necessary corporate action on the part of such Loan Party.

C. No Conflict. The execution and delivery by each Loan Party of this Amendment and the performance by the Loan Parties of the Amended Agreement do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to such Loan Parties, the organizational documents of such Loan Party or any order, judgment or decree of any court or other agency of government binding on such Loan Party, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material agreement of such Loan Party, (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of such Loan Party (other than Liens created under any of the Loan Documents in favor of the Lender), or (iv) require any approval of stockholders or any approval or consent of any Person under any material agreement of such Loan Party, except for such approvals or consents which have been obtained.

D. Governmental Consents. The execution and delivery by such Loan Party of this Amendment and the performance by such Loan Party of the Amended Agreement do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body.

E. Binding Obligation. This Amendment has been duly executed and delivered by such Loan Party and this Amendment and the Amended Agreement are the legally valid and binding obligations of such Loan Party, enforceable against such Loan Party in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

F. Incorporation of Representations and Warranties From Credit Agreement. The Borrower’s representations and warranties contained in Article IV of the Credit Agreement are and will be true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

G. Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute an Event of Default or a Potential Event of Default.

Section 3. MISCELLANEOUS

A. Reference to and Effect on the Credit Agreement and the Other Loan Documents.

(i) On and after the date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(ii) Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(iii) The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lender under, the Credit Agreement or any of the other Loan Documents.

B. Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

C. Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

D. Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment shall become effective upon the execution of a counterpart hereof by the Borrower, Overland, and the Lender and receipt by the Borrower and the Lender of written or telephonic notification of such execution and authorization of delivery thereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

SPHERE 3D CORP., as the Borrower

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP & CFO

OVERLAND STORAGE, INC.

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP & CFO

FBC HOLDINGS S.À R.L., as Lender

By: /s/ Shehzaad Atchia and Jacob Mudde
Name: Manacor (Luxembourg) S.A
Title: Manager A and Director

By: /s/Jennifer M. Pulick
Name: Cyrus Capital Partners, LP
Title: Manager B